UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

91274U101

(CUSIP Number)

Jacob Cherner
Beal Financial Corporation
6000 Legacy Drive

Plano, TX 75024

Copies to:
Steven R. Tredennick
White & Case LLP
609 Main Street, Suite 2900
Houston, Texas 77002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U101

1.	Names of Reporting Persons D. Andrew Beal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,938,712*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,938,712*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,712*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.48%**
12.	Type of Reporting Person (See Instructions) HC (Control Person)

*	Consists of (i) 3,760,143 shares of common stock, $0.0001 par value (the “Class A Common Stock”), and 714 shares of Series B Redeemable Convertible Preferred Stock, $0.0001 par value (the “Series B Preferred Stock”), of U.S. Well Services, Inc. (the “Issuer”) held directly by LNV Corporation (“LNV”), which Series B Preferred Stock is convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock, and (ii) 1,769,479 shares of Class A Common Stock and 336 shares of Series B Preferred Stock of the Issuer held directly by LPP Mortgage, Inc. (“LPP”), which Series B Preferred Stock is convertible, at the option of the holder, into 1,090,909 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s and LPP’s Series B Preferred Stock held directly by LNV and LPP into Class A Common Stock, which Series B Preferred Stock is convertible based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share. See Item 4 regarding identification of corporate structure.

**	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Purchase Agreement, dated March 31, 2020, by and among the Issuer, LNV, LPP and the other parties thereto, filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 2, 2020 (the “Series B Purchase Agreement”), plus (ii) 3,760,143 and 1,769,479 shares of Class A Common Stock issued to LNV and LPP, respectively, on April 1, 2020, plus (iii) 2,318,181 and 1,090,909 shares of Class A Common stock issuable upon conversion of the 714 and 336 shares of Series B Preferred Stock issued to LNV and LPP, respectively, on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock at the option of the holder, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. The calculation assumes conversion of all of LNV’s and LPP’s Series B Preferred Stock into Class A Common Stock. Holders of Series B Preferred Stock are entitled to voting rights as set forth in the Certificate of Designations of the Series B Preferred Stock. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

CUSIP No. 91274U101

1.	Names of Reporting Persons Beal Financial Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,938,712*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,938,712*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,712*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.48%**
12.	Type of Reporting Person (See Instructions) HC (Parent Holding Company)

*	Consists of (i) 3,760,143 shares of Class A Common Stock, and 714 shares of Series B Preferred Stock held directly by LNV, which Series B Preferred Stock is convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock, and (ii) 1,769,479 shares of Class A Common Stock and 336 shares of Series B Preferred Stock of the Issuer held directly by LPP, which Series B Preferred Stock is convertible, at the option of the holder, into 1,090,909 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s and LPP’s Series B Preferred Stock held directly by LNV and LPP into Class A Common Stock, which Series B Preferred Stock is convertible based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share. See Item 4 regarding identification of corporate structure.

**	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement, plus (ii) 3,760,143 and 1,769,479 shares of Class A Common Stock issued to LNV and LPP, respectively, on April 1, 2020, plus (iii) 2,318,181 and 1,090,909 shares of Class A Common stock issuable upon conversion of the 714 and 336 shares of Series B Preferred Stock issued to LNV and LPP, respectively, on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock at the option of the holder, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. The calculation assumes conversion of all of LNV’s and LPP’s Series B Preferred Stock into Class A Common Stock. Holders of Series B Preferred Stock are entitled to voting rights as set forth in the Certificate of Designations of the Series B Preferred Stock. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

CUSIP No. 91274U101

1.	Names of Reporting Persons Beal Bank USA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,078,324*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,078,324*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,078,324*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.84%**
12.	Type of Reporting Person (See Instructions) BK

*	Consists of 3,760,143 shares of Class A Common Stock, and 714 shares of Series B Preferred Stock held directly by LNV, which Series B Preferred Stock is convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s Series B Preferred Stock held directly by LNV into Class A Common Stock, which Series B Preferred Stock is convertible, at the option of the holder, based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share. See Item 4 regarding identification of corporate structure.

**	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement, plus (ii) 3,760,143 shares of Class A Common Stock issued to LNV on April 1, 2020, plus (iii) 2,318,181 shares of Class A Common stock issuable upon conversion of the 714 shares of Series B Preferred Stock issued to LNV on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock at the option of the holder, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. The calculation assumes conversion of all of LNV’s Series B Preferred Stock into Class A Common Stock. Holders of Series B Preferred Stock are entitled to voting rights as set forth in the Certificate of Designations of the Series B Preferred Stock. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

CUSIP No. 91274U101

1.	Names of Reporting Persons LNV Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,078,324*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,078,324*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,078,324*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.84%**
12.	Type of Reporting Person (See Instructions) BK

*	Consists of 3,760,143 shares of Class A Common Stock, and 714 shares of Series B Preferred Stock held directly by LNV, which Series B Preferred Stock is convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s Series B Preferred Stock held directly by LNV into Class A Common Stock, which Series B Preferred Stock is convertible, at the option of the holder, based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share. See Item 4 regarding identification of corporate structure.

**	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement, plus (ii) 3,760,143 shares of Class A Common Stock issued to LNV on April 1, 2020, plus (iii) 2,318,181 shares of Class A Common stock issuable upon conversion of the 714 shares of Series B Preferred Stock issued to LNV on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock at the option of the holder, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. The calculation assumes conversion of all of LNV’s Series B Preferred Stock into Class A Common Stock. Holders of Series B Preferred Stock are entitled to voting rights as set forth in the Certificate of Designations of the Series B Preferred Stock. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

Item 1.

(a)	Name of Issuer U.S. Well Services, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1360 Post Oak Boulevard, Suite 1800 Houston, TX 77056

Item 2.

(a)	Name of Persons Filing: D. Andrew Beal Beal Financial Corporation Beal Bank USA LNV Corporation

(b)	Address of the Principal Office or, if none, residence 6000 Legacy Drive Plano, TX 75024

(c)	Citizenship D. Andrew Beal: United States Beal Financial Corporation: Texas Beal Bank USA: Texas LNV Corporation: Nevada

(d)	Title of Class of Securities Class A Common Stock and Series B Redeemable Convertible Preferred Stock

(e)	CUSIP Number: Class A Common Stock: 91274U101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).*

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);**

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

*	Beal Bank USA and LNV Corporation

**	D. Andrew Beal: control person; Beal Financial Corporation: parent holding company

Item 4.  Ownership.

LNV Corporation (“LNV”) and LPP Mortgage, Inc. (“LPP”) are direct holders of the reported securities. LNV is a direct wholly-owned subsidiary of Beal Bank USA, which is a direct wholly-owned subsidiary of Beal Financial Corporation (“BFC”). LPP is a direct wholly-owned subsidiary of Beal Bank, SSB, which is a direct wholly-owned subsidiary of BFC. D. Andrew Beal controls BFC through ownership of 100% of the common stock of BFC.

D. Andrew Beal	Class A Common Stock
(a) Amount beneficially owned:	8,938,712	*
(b) Percent of class:	12.48	%***
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	8,938,712	*
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	8,938,712	*

Beal Financial Corporation	Class A Common Stock
(a) Amount beneficially owned:	8,938,712	*
(b) Percent of class:	12.48	%***
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	8,938,712	*
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	8,938,712	*

Beal Bank USA	Class A Common Stock
(a) Amount beneficially owned:	6,078,324	**
(b) Percent of class:	8.84	%****
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	6,078,324	**
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	6,078,324	**

LNV Corporation	Class A Common Stock
(a) Amount beneficially owned:	6,078,324	**
(b) Percent of class:	8.84	%****
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	0
(ii) Shared power to vote or to direct the vote	6,078,324	**
(iii) Sole power to dispose or to direct the disposition of	0
(iv) Shared power to dispose or to direct the disposition of	6,078,324	**

*	Consists of (i) 3,760,143 shares of Class A Common Stock and 714 shares of Series B Preferred Stock held of directly by LNV, which are convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock, and (ii) 1,769,479 shares of Class A Common Stock and 336 shares of Series B Preferred Stock of the Issuer held directly by LPP, which are convertible, at the option of the holder, into 1,090,909 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s and LPP’s Series B Preferred Stock held directly by LNV and LPP into Class A Common Stock, which Series B Preferred Stock is convertible based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share.

**	Consists of 3,760,143 shares of Class A Common Stock and 714 shares of Series B Preferred Stock held directly by LNV, which are convertible, at the option of the holder, into 2,318,181 shares of Class A Common Stock. The calculation assumes conversion of all of LNV’s Series B Preferred Stock held directly by LNV into Class A Common Stock, which Series B Preferred Stock is convertible based on the then-applicable liquidation preference (determined in accordance with the Certificate of Designations of the Series B Preferred Stock) at a conversion price of $0.308 per share.

***	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement, plus (ii) 3,760,143 and 1,769,479 shares of Class A Common Stock issued to LNV and LPP, respectively, on April 1, 2020, plus (iii) 2,318,181 and 1,090,909 shares of Class A Common stock issuable upon conversion of the 714 and 336 shares of Series B Preferred Stock issued to LNV and LPP, respectively, on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. All shares of Series B Preferred Stock held by each Reporting Person, which shares are convertible, at the option of the holder, into shares of Class A Common Stock, were deemed to be converted for the purpose of computing the percentages of the Class A Common Stock owned by such Reporting Person. Consequently, the Class A Common Stock amount and percentage reported in this Item 4 assume conversion of all shares of Series B Preferred Stock held by the respective Reporting Person. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

****	This percentage is calculated based on (i) 62,697,980 shares of Class A Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement, plus (ii) 3,760,143 shares of Class A Common Stock issued to LNV on April 1, 2020, plus (iii) 2,318,181 shares of Class A Common stock issuable upon conversion of the 714 shares of Series B Preferred Stock issued to LNV on April 1, 2020. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock, and the calculation assumes such exchange of all Class B Common Stock for Class A Common Stock. All shares of Series B Preferred Stock held by LNV, which shares are convertible, at the option of the holder, into shares of Class A Common Stock, were deemed to be converted for the purpose of computing the percentages of the Class A Common Stock owned by such Reporting Person. Consequently, the Class A Common Stock amount and percentage reported in this Item 4 assume conversion of all shares of Series B Preferred Stock held by LNV. This percentage in not calculated including 5,500,692 shares of Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement.

Each Reporting Person disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent of such Reporting Person’s respective pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company and Control Person.

LNV and LPP are direct holders of the reported securities. LNV is a direct wholly-owned subsidiary of Beal Bank USA, which is a direct wholly-owned subsidiary of BFC. LPP is a direct wholly-owned subsidiary of Beal Bank, SSB, which is a direct wholly-owned subsidiary of BFC. D. Andrew Beal controls BFC through ownership of 100% of the common stock of BFC.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

We relied on the U.S. Securities and Exchange Commission’s Order under Section 36 of the Securities and Exchange Act of 1934 as amended, dated March 25, 2020 (Release No. 34-88465), to delay the filing of this Schedule 13G due to disruptions caused by the COVID-19 pandemic.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2020

D. ANDREW BEAL

/s/ Jacob Cherner, for D. Andrew Beal pursuant to a Power of Attorney granted on May 27, 2020

BEAL FINANCIAL CORPORATION

/s/ Jacob Cherner
By:	Jacob Cherner
Its:	Authorized Signatory

BEAL BANK USA

/s/ Jacob Cherner
By:	Jacob Cherner
Its:	Authorized Signatory

LNV CORPORATION

/s/ Jacob Cherner
By:	Jacob Cherner
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of May 27, 2020, by and among the Reporting Persons.

Exhibit 24	Power of Attorney.